Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME REPORTS FIRST QUARTER RESULTS

Vancouver, Canada, May 11, 2007 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the first quarter ended March 31, 2007. Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). At close of business on March 31, 2007, the exchange rate was CAD$1.00=US$0.8661.

Corporate Development
The following significant events have occurred since our last annual report:

•
In March 2007, we announced the retirement of Cardiome’s Chairman Dr. Mark C. Rogers from the company’s Board of Directors. We subsequently announced the appointment of Chief Executive Officer and Board member Bob Rieder to the position of Chairman. It is the intention of the Board of Directors to appoint a Lead Independent Director in due course.

•
In April 2007, we announced an exclusive in-licensing agreement with Eli Lilly and Company for GED-aPC, a clinical-stage drug candidate, whereby Cardiome has been granted exclusive worldwide rights to GED-aPC for all indications. Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack. Cardiome intends to meet with the FDA regarding plans to initiate the GED-aPC clinical program in the second half of 2007.

Results of Operations
Net loss for the first quarter of 2007 (Q1-2007) was $14.0 million, or $0.23 per share, compared to a net loss of $8.1 million, or $0.15 per share for the same period in 2006 (Q1-2006). The increase in net loss for the current quarter was largely due to lower licensing and research collaborative fees, higher costs associated with expanded clinical development activities, and increased general and administration costs to support those activities. This was offset by an increase in other income as a result of a higher average investment balance.

Total revenue decreased to $1.7 million in Q1-2007 from $3.1 million in Q1-2006. The decrease in revenue was attributable to decreased licensing fees and research collaborative fees from our partner Astellas as clinical programs related to vernakalant (iv) near completion.

Research and development costs for Q1-2007 were $11.8 million, compared to $9.0 million for Q1-2006. The increase of $2.8 million in research and development expenditures was primarily due to the expanded clinical development activities related to the Phase 2 clinical program for vernakalant (oral), partially offset by a decrease in costs incurred for our vernakalant (iv) program. General and administration expenses were $4.6 million, an increase of $1.7 million from $2.9 million in Q1-2006. The increase was primarily due to increased wages and benefits, consulting and professional fees including increased costs of corporate governance, and expanded business development and operational activities. Stock-based compensation, a non-cash item included in operating expenses, was $1.5 million for the quarter, as compared to $1.8 million for the same period in 2006.

Liquidity and Outstanding Share Capital
As of March 31, 2007, the Company had cash, cash equivalents and short-term investments of $144.2 million.

As of May 9, 2007, the Company had 63,366,617 common shares issued and outstanding and 4,945,051 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $8.03 per share.

Conference Call Notification
Cardiome will hold a conference call and webcast on Friday, May 11, 2007 at 10:00am EDT (7:00am PDT). Please dial 866-540-8136 or 416-340-8010 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can be accessed through Cardiome’s website at www.cardiome.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two late-stage clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), a Phase 1 program for GED-aPC, an engineered analog of recombinant human activated Protein C, and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing. Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006. A Phase 2b study for vernakalant (oral) is ongoing.

In April 2007 Cardiome acquired exclusive worldwide rights for GED-aPC for all indications. Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONDENSED CONSOLIDATED BALANCE SHEETS

Expressed in thousands of Canadian dollars. Prepared in accordance with Canadian GAAP.	March 31, 2007 (unaudited	)	December 31, 2006 (audited	)

Cash and cash equivalents	$26,962		$23,400
Short-term investments	117,254		32,172
Amounts receivable	3,071		3,628
Prepaid expenses	1,301		869
Total current assets	148,588		60,069
Property and equipment	5,006		4,427
Intangible assets	3,101		3,203
Deferred financing costs	-		892
Total assets	$156,695		$68,591

Current liabilities	$11,058		$14,618
Long-term portion of deferred leasehold inducement	1,077		1,120
Shareholders’ equity	144,560		52,853
Total liabilities and shareholders’ equity	$156,695		$68,591

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in thousands of Canadian dollars	For the Three Months Ended
(except share and per share amounts). Prepared in accordance with Canadian GAAP.	March 31, 2007 (unaudited )	March 31, 2006 (unaudited )
Revenue
Licensing fees	$449	$1,048
Research collaborative fees	1,261	2,004
	1,710	3,052
Expenses
Research and development	11,830	9,049
General and administration	4,616	2,860
Amortization	471	364
	16,917	11,273

Operating loss	(15,207)	(9,221)
Other income	1,171	1,022
Loss before income taxes	(14,036)	(8,199)
Future income tax recovery	-	82
Net loss for the period	(14,0366)	(8,117)
Basic and diluted loss per common share[1]	$(0.23)	$(0.15)
Weighted average number of outstanding common shares	60,779,476	52,568,323
1Basic and diluted loss per common share based on the weighted average no. of common shares outstanding during the period.